Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

March 30, 2022

Christina DiAngelo Fettig, Staff Accountant

Division of Investment Management,

Disclosure Review and Accounting

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Investcorp Credit Management BDC, Inc.

Annual Report on Form 10-K (File No. 814-01054)

Dear Ms. Fettig:

On behalf of Investcorp Credit Management BDC, Inc. (the “Company”), set forth below are the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2021 to the Company’s annual report on Form 10-K filed on September 14, 2021 (the “10-K”) in connection with the SEC’s review of the 10-K as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the 10-K.

ACCOUNTING COMMENTS – 10-K

1.

On page 88 under Portfolio Composition, the Company discloses weighted average total yield of its debt investments. In future filings, please also include a disclosure of total return in each instance where there is a disclosure of yield.

Response: The Company respectfully advises the Staff that it will include a disclosure of total return in future filings as requested.

2.

The Company includes narrative disclosure that its asset coverage ratio as of June 30, 2021 was 158% on pages 92 and 141, which is consistent with the disclosure in the Financial Highlights. The Senior Securities table is also included on page 92. Please advise whether the Company used the same methodology to calculate asset coverage ratios between the narrative disclosure and the Senior Securities table on page 92. The Staff believes that the Company has added back the debt offering costs in one of the calculations. Please ensure in future filings that the methodology used to calculate the asset coverage ratio is consistent across the narrative and tabular disclosure.

Response: The Company respectfully advises the Staff that it will ensure that the methodology used to calculate the asset coverage ratio is consistent across the narrative and tabular disclosure in future filings.

3.	In the Schedule of Investments on page 107, footnote 2 states that all investments are non-controlled and non-affiliated. Footnote 8 identifies an affiliated investment. In future

1

Christina DiAngelo Fettig, Staff Accountant March 30, 2022 Page 2

filings, please ensure that the Company’s footnote disclosure to the Schedule of Investments is consistent.

Response: The Company respectfully advises the Staff that it will ensure the disclosure is revised in future filings as requested.

4.

Footnote 2 to the Schedule of Investments on page 107 states that all investments are valued in good faith. Regulation S-X 12-12 footnote 9 requires that the Company identify investments valued using significant unobservable inputs. Please consider modifying footnote 2 in future filings to state that those securities were valued using significant unobservable inputs per S-X 12-12 footnote 9.

Response: The Company respectfully advises the Staff that it will revise footnote 2 in future filings to state that those securities were valued using significant unobservable inputs per S-X 12-12 footnote 9.

5.

Footnote 5 to the Schedule of Investments on page 107 states that non-qualifying assets is 6.81%. The Staff was unable to reconcile this calculation. Please advise whether there are additional non-qualifying assets that were not identified by footnote 5.

Response: The Company respectfully advises the Staff that certain portfolio company investments in the Schedule of Investments were not footnoted properly and should have been identified as non-qualifying assets; the Company will ensure that all non-qualifying assets are properly identified in future filings. Specifically, the Company advises the Staff that FR Flow Control CB, LLC - Term B and Infrastructure & Energy Alternatives, Inc. should have been identified as non-qualifying assets, in addition to DSG Entertainment Services, Inc. and Liberty Oilfield Services, LLC which were properly identified as non-qualifying assets in the Schedule of Investments.

6.	Footnote 8 to the Schedule of Investments on page 107 identifies an affiliate investment. The Staff notes the following with respect to investments in affiliates:

a.	An affiliates table is required per S-X 12-14;

b.	Investments in affiliates need to be stated separately on the Company’s balance sheet per S-X 6-04;

c.	In the Statement of Operations, any income from affiliates is required to be disclosed separately per S-X 6-07-1.

d.	In the Statement of Operations, any realized gains from affiliates and unrealized gains from affiliates is required to be disclosed separately per S-X 6-07-7(a).

e.	In the Statement of Operations, any increase or decrease in unrealized appreciation or depreciation from affiliates is required to be disclosed separately per S-X 6-07-7(c).

Response: The Company respectfully advises the Staff that it will ensure the disclosure is revised in future filings.

7.	Please refer to page 115, Note 2. Significant Accounting Policies, which includes “g. Deferred Offering Costs” and “h. Investment Transactions and Expenses.”

Christina DiAngelo Fettig, Staff Accountant March 30, 2022 Page 3

a.	Please explain why offering expenses are recorded as expenses in the June 30, 2020 and 2019 Statement of Operations.

Response: The Company respectfully advises the Staff that for the years ended June 30, 2019 and 2020, the Company recorded deferred offering costs as offering expenses; however, such amounts should have been classified as deferred offering costs. The Company corrected this error in the June 30, 2021 annual report on Form 10-K by reclassifying the amounts as deferred offering costs pursuant to ASC 946-20-25-5.

b.

The Staff notes that there seems to be an inconsistency between the disclosures of paragraphs (g) and (h). Paragraph (h) notes that offering costs were charged to paid-in capital upon the sale of shares in the Offering.    Please explain.

Response: The Company respectfully advises the Staff that the following sentence should not have been included in paragraph (h): “Offering costs were charged to paid-in capital upon the sale of shares in the Offering.” The Company respectfully advises the Staff that it will ensure that sentence is removed from paragraph (h) in future filings. The Company has not sold any shares that should have been charged to paid in capital for the years ended June 30, 2019, 2020 or 2021 or the quarters ended September 30, 2021 or December 31, 2021. To the extent the Company issues any shares in the future, it will include disclosure in the notes to the financial statements that describes how the offering expenses are accounted for by the Company. The Company further notes that debt issuance costs are amortized over the life of the related debt instrument using the straight-line method per FASB Accounting Standards Update (ASU) No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30).

8.

In Note 3. Recent Accounting Pronouncements on page 119, there is a statement that recently issued standards will not have a material impact on the Company’s financial statements. There is Staff interpretive guidance that requires a description of standards that the Company is referencing in that footnote.

Response: The Company respectfully advises the Staff that it will ensure the disclosure is revised in future filings in accordance with the Staff interpretative guidance, as requested.

9.

Note 5. Notes Payable on page 128, the Company states that the portion of the SPV Assets pledged as collateral are noted in the Consolidated Schedule of Investments. The Schedule of Investments did not appear to note assets pledged as collateral.

Response: The Company respectfully advises the Staff that it will ensure that the assets pledged as collateral are identified in the Schedule of Investments in future filings.

10.

The Statement of Operations reflects a base management fee waiver. The Staff did not see any description of that waiver in the Notes. Please advise whether the waiver is voluntary and if it is subject to recapture.

Response: The Company respectfully advises the Staff that the base management fee waiver is voluntary and not subject to recapture, and that the Company will ensure that such description is included in Note 7 in future filings.

Christina DiAngelo Fettig, Staff Accountant March 30, 2022 Page 4

11.

The Statement of Operations reflects an income-based incentive fee waiver. The Staff did not see any description of that waiver in the Notes. Please advise whether the waiver is voluntary and if it is subject to recapture.

Response: The Company respectfully advises the Staff that the income-based incentive fee waiver is voluntary and not subject to recapture. The Company advises the Staff that Note 7 on page 134 references that the waiver of income-based incentive fee is voluntary. The Company will ensure that the description of any income-based incentive fee waiver as voluntary and not subject to recapture is included in Note 7 in future filings.

12.	In the Financial Highlights table on page 141, please review and confirm the accuracy of the footnotes, particularly with respect to the below.

a.	The Staff notes that there is an asterisk that does not appear to be used.

b.	Footnote 6 appears to relate to the asset coverage ratio but that has footnote 4 on the line.

c.	Footnotes 4, 5 and 7 do not appear to apply.

d.	Regarding the fourth line item in the table—Ratio of interest expense and fees and amortization of deferred debt issuance costs to average net assets—please confirm the calculation presented.

Response: The Company respectfully advises the Staff that it will remove the extraneous asterisk in future filings. The Company also advises the Staff that footnotes 4, 5 and 7 are no longer applicable to the Company’s financial highlights table, and the Company will ensure those footnotes are removed in future filings. The Company will also ensure that footnote 6 (or the appropriate footnote) appears on the asset coverage ratio line item in future filings.

The Company also respectfully advises the Staff that it agrees that the percentage for “ratio of interest expense and fees and amortization of deferred debt issuance costs to average net assets” should have been 7.98%. The calculation for the “ratio of interest expense and fees and amortization of deferred debt issuance costs to average net assets” is interest expenses plus amortization of deferred debt issuance costs divided by the average net assets. The Company respectfully advises the Staff that it inadvertently included “amortization of original issue discount” for the 2026 Notes and inadvertently omitted “amortization of deferred debt issuance costs” in the Form 10-K for the fiscal year ended June 30, 2021. The Company corrected this calculation in the Form 10-Q for the quarter ended September 30, 2021.

13.

In the Financial Highlights table on page 141, footnote 8 states that the first two years are not covered by the current year’s audit report. Please explain how the N-2 requirement is met. See General Instruction 8 to Item 4 of Form N-2, which requires that at least the latest five years must be audited and so state.

Response: The Company respectfully advises the Staff that footnote 8 to the Financial Highlights table is intended to refer only to the fact that the Company’s current independent registered public accounting firm, RSM US LLP, has audited the financial highlights presented for the Company’s fiscal years ended June 30, 2021, 2020, 2019 and 2018. The Company’s former independent registered public accounting firm was

Christina DiAngelo Fettig, Staff Accountant March 30, 2022 Page 5

responsible for auditing the financial highlights presented for the Company’s fiscal year ended June 30, 2017. The Company also respectfully advises the Staff that it believes it has satisfied the requirement of Item 24.10, which requires business development companies to include the information required by Instruction 4.b in each annual report on Form 10-K. Further, Instruction 4.b requires financial highlights for the most recent five fiscal years, with at least the most recent fiscal year audited. The Company has included financial highlights for the most recent five years, and the most recent fiscal year has been audited, which satisfies the requirements for the Company’s annual report on Form 10-K.

The Company acknowledges that when relying on incorporation by reference to satisfy the requirements of Instruction 8 to Item 4 of Form N-2, the Financial Highlights table included in the Annual Report on Form 10-K must include five years of audited financial highlights, and must so state. However, the Company has decided to withdraw its Registration Statement on Form N-2 at this time, and therefore is not relying on incorporation by reference. To the extent the Company decides to submit a Registration Statement on Form N-2 in the future, it recognizes that it will not be permitted to rely on incorporation by reference with respect to the Financial Highlights and it will ensure that the Financial Highlights table included therein and each subsequent Form 10-K conform to the requirements of General Instruction 8 to Item 4 of Form N-2.

14.

The Company appears to have been forward incorporating by reference since April 2019. Please explain why the Form 10-K for the 6/30/2019 reporting period did not include a consent from the auditors. In addition, please explain why the full disclosure requirements of General Instruction 4.h to Item 24 of Form N-2 have not been included in the 10-Ks filed since the Company has been forward incorporating by reference. Please also refer to General Instruction 10 to Item 24 of Form N-2.

Response: The Company respectfully advises the Staff on a supplemental basis that at the time of filing the Form 10-K for the 6/30/2019 reporting period, the Company intended to file a consent from the auditors at the time of any offering and did file the auditor’s consent as Exhibits (n)(5) and (n)(6) to the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-223999) filed on October 15, 2019. The Company did not complete any offerings prior to filing the auditor consents with Post-Effective Amendment No. 4.

The Company acknowledges that to rely on forward incorporation by reference it was required to file the auditor consent at the time of filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2019 and the Company did file the auditor consent with its Annual Report on Form 10-K for the fiscal years ended June 30, 2020 and 2021. The Company also respectfully advises the Staff that it did not rely on forward incorporation by reference to complete any offerings prior to filing the Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which included the auditor consent.

Similarly, the Company acknowledges that to rely on forward incorporation by reference pursuant to General Instruction A.2 of Form N-2, the Company must include the full disclosure requirements of General Instruction 4.h to Item 24 of Form N-2, including the Audited Senior Securities Table, Price Range of Common Stock Table, Fees and Expenses Table and Unresolved Staff Comments (See Item 24.10 in Form N-2 by reference to General Instruction 4.h to Item 24). The Company respectfully advises the Staff that it did not rely on forward incorporation by reference to complete any offerings prior to filing the Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which

Christina DiAngelo Fettig, Staff Accountant March 30, 2022 Page 6

included the disclosure requirements of General Instruction 4.h to Item 24. The Company also respectfully advises the Staff that it has determined to withdraw its Registration Statement on Form N-2 at this time, and therefore is not relying on incorporation by reference.

*          *         *

If you have any questions or additional comments concerning the foregoing, please contact me at at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, Chief Executive Officer Steven B. Boehm, Eversheds Sutherland (US) LLP